BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

Wkuesel@omm.com

August 12, 2011

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Rexnord Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 8, 2011
File No. 333-174504

Dear Ms. Ravitz:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 22, 2011 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (as amended on July 8, 2011, the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given in Amendment No. 2. Page references in the text of this letter correspond to pages and captions in Amendment No. 2.

Amanda Ravitz, August 12, 2011 - Page 2

Certain Water Management subsidiaries are subject to a number of class action claims, page 19

1.	Given the third sentence on page 73, please expand this risk factor to describe the additional risk arising from the insurance litigation in Florida state court, or tell us why you do not believe such disclosure is required.

Response:

Revisions have been made to pages 20-21 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 100

2.	We note your response to prior comment 14. Please expand your disclosure in the sixth paragraph on page 102 to disclose the amount of additional PIK toggle senior indebtedness paid as in-kind interest on the interest payment dates during the period for which disclosure is provided.

Response:

Revisions have been made to page 108 in response to the Staff’s comment.

Note 14 – Stock Options, page F-31

3.	We note your response to prior comment 17. We will delay our final assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

To provide further background regarding the Staff’s comment number 3 in the letter dated July 22, 2011 to bridge management’s fair value per share determination to the IPO price, management notes that, particularly due to volatile market conditions, the Company is not yet in a position to provide an indicative range of the Company’s expected IPO price. However, management has prepared the following analysis to bridge the March 31, 2010 fair value per share of $37.00 to its March 31, 2011 fair value per share of $78.00 to explain the share price appreciation for the period under review.

Background

As previously stated in our July 7, 2011 letter (in response to the Staff’s previous comment number 17), the Company utilizes an independent third-party valuation firm to perform an annual valuation of the Company’s fair value per share. This valuation is performed on a marketable, controlling interest basis as of the Company’s March 31st year end and is utilized by the Company’s Board of Directors to set the fair value of the Company’s common stock for all option grants issued in the relevant fiscal year. Typically, once set, the fair value determination is utilized through the end of the Company’s fiscal year; however, the Company generally does not make option grants during its fourth fiscal quarter.

Amanda Ravitz, August 12, 2011 - Page 3

The valuation methodology has been consistently applied by the same independent third-party valuation firm since it was initially engaged by the Board of Directors to perform a valuation of the Company in connection with fiscal 2007. The valuation methodology includes an equally weighted Market Multiple Approach and Discounted Cash Flow Approach to consider the income and cash-generating capabilities of the Company as well as evaluating the risks and returns of the investment on a going-concern basis. The two most recent fiscal year share valuations and option activity are as follows:

•

The March 31, 2010 fair value per share of $37.00 was set by the Board of Directors on July 29, 2010 and represents the mid-point of the indicative range from the independent valuation of $32.00 to $42.00. This valuation was utilized to grant 144,000 options on July 29, 2010 and 71,000 options on October 29, 2010 (including 40,000 to the Company’s chief executive officer). The Company did not issue any other options during the fiscal year ended March 31, 2011.

•

The March 31, 2011 fair value per share of $78.00 was set by the Board of Directors on June 1, 2011 and represents the mid-point of the indicative range from the independent valuation of $72.00 to $84.00. This valuation was utilized to grant 12,500 options on June 6, 2011.

•	Other than the October 29, 2010 grant to the Company’s chief executive officer, no options were granted to officers, directors or other affiliates.

Fair Value per Share Bridge from March 31, 2010 through March 31, 2011

Below is a summary of the key items contributing to the increase in fair value per share from March 31, 2010 through March 31, 2011 (in order of magnitude):

Enterprise Value from Operating Results – The valuation approach utilizes the Company’s historical and projected future earnings and cash flows, which include a consistently applied Market Multiple Approach and a Discounted Cash Flow Approach, to determine fair value. The Company’s enterprise value from operations using a weighted average of both approaches increased approximately $629 million, or $30.50 per share, year-over-year as the actual and projected operating performance exceeded the results utilized in connection with the fiscal 2010 valuation. The following discussion highlights some of the key value changes under each approach:

•

Market Multiple Approach – The Market Multiple Approach accounted for a majority of the year-over-year increase in enterprise value from operations as a result of improved operating results, as well as overall market multiple improvement within the industry. Earnings Before Interest, Tax, Depreciation, and Amortization (“EBITDA”) has improved the enterprise value on a Last Twelve Month (“LTM”) basis as the Company’s EBITDA improved $51 million, or 18%, to $336 million at March 31, 2011, compared to $285 million at March 31, 2010 (actual fiscal 2011 financial results outperformed the budget by 10%). In addition to the strong

Amanda Ravitz, August 12, 2011 - Page 4

year-over-year operating improvement, the improvement in market EBITDA multiples of 0.5x also contributed to the improved year-over-year enterprise value (selected relevant range of 10.5x – 11.0x on an LTM basis). The Company notes the 0.5x improvement in EBITDA multiples utilized for this valuation is consistent with the improvement of market comparables with similar sales and EBITDA growth characteristics over the same period.

•

Discounted Cash Flow Approach – The Discounted Cash Flow Approach accounted for the remaining year-over-year increase in enterprise value from operations as a result of improved operating results, as well as overall terminal value multiple improvement within the industry. As noted above, the Company’s fiscal 2011 EBITDA outperformed both the fiscal 2010 actual results and fiscal 2011 budget by 18% and 10%, respectively. In addition to the strong operating performance, the improvement in the terminal multiple of 0.5x also contributed to the year-over-year improvement in valuation (selected terminal multiple of 8.0x). The Company notes the 0.5x improvement in the terminal multiple utilized for this valuation is consistent with the improvement of market comparables with similar sales and EBITDA growth characteristics over the same period.

Change in net debt – The Company’s net debt decreased by approximately $140 million, or $7.40 per share, primarily a result of an increase in cash generated during fiscal 2011.

All other changes – All other changes, including the Company’s Net Operating Loss carryforwards and assumed cash proceeds upon exercise of stock options, accounted for a $60 million increase in enterprise value, or $3.10 per share.

The Company acknowledges the Staff’s reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, if any.

*  *  *  *  *   *

Amanda Ravitz, August 12, 2011 - Page 5

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 408-2440 or (212) 326-2061 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William Kuesel William Kuesel of O’MELVENY & MYERS LLP

cc:	Patricia M. Whaley, Esq.
Kenneth V. Hallett, Esq., Quarles & Brady LLP
Gregory A. Ezring, Esq., Paul, Weiss, Rikfind, Wharton & Garrison LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP